Exhibit 77(c)

The Thai Capital Fund, Inc.

Contact: John J. O'Keefe

Telephone: (800) 933-3440 or (201) 915-3054

www.daiwast.com / okeefej@daiwastc.com

For Immediate Release

The Thai Capital Fund Announces Results of
Annual Meeting of Stockholders for 2012

JERSEY CITY, New Jersey, July 2, 2012 - The Thai Capital Fund, Inc. (NYSE MKT: TF), a closed-end management investment company which seeks long-term capital appreciation through investment primarily in Thai equity securities (the "Fund"), reconvened its adjourned 2012 Annual Meeting of Stockholders today to consider the proposal to liquidate the Fund. The proposal to liquidate the Fund, which requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Fund entitled to vote, did not receive the necessary votes to pass. Therefore, the Fund will not be liquidated and will continue its operations as a registered investment company in accordance with its stated investment objective and policies. The Board of Directors of the Fund will meet to consider what, if any, steps to take in the best interests of the Fund and its stockholders.

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